UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number: 001-33067

SELECTIVE INSURANCE GROUP, INC.
(Exact Name of Registrant as Specified in Its Charter)

40 Wantage Avenue, Branchville, New Jersey 07890
(201) 948-3000
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Interests in the Selective Insurance Retirement Savings Plan
(Title of each class of securities covered by this Form)

Common Stock, par value $2.00 per share
7.5% Junior Subordinated Notes due September 27, 2066
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 2498

Pursuant to the requirements of the Securities Exchange Act of 1934, Selective Insurance Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 29, 2010	By:	/s/ Michael H. Lanza
Name: Michael H. Lanza
Title: Executive Vice President and General Counsel